EXHIBIT 21
SUBSIDIARIES OF ULTRATECH, INC.
     The following is a list of Ultratech, Inc.’s subsidiaries including their jurisdiction of incorporation as of December 31, 2012:

Subsidiaries	Jurisdiction of incorporation
Ultratech CH	Korea
Ultratech International, Inc.	State of Delaware, USA
Ultratech GmbH	Germany
Ultra-Tech Technologies Israel Ltd.	Israel
Ultratech Kabushiki Kaisha	Japan
Ultratech Stepper East, Inc.	State of Delaware, USA
Surtek, Inc.	State of New York, USA
Ultratech Stepper (Thailand) Co. Ltd.	Thailand
Ultratech (Shanghai) Co. Ltd.	Peoples Republic of China
Ultratech (Singapore) Pte, Ltd.	Singapore
Ultratech Corporation	State of Nevada, USA
Ultratech Technology Holding B.V. (Netherlands)	Netherlands
Ultratech SE Asia PTE Ltd. (Singapore)	Singapore